Exhibit 99.1

Quhuo International Leads Innovation: Carnuxt Platform Revolutionizes International Used Car Trade with Full-Management Model

BEIJING, Mar. 25, 2024 /PRNewswire/ -- As the global used car market continues to expand and China's automobile production and sales soar worldwide, as the new overseas business division of Quhuo Limited (NASDAQ: QH) ("Quhuo" or "the Company"), a leading gig economy platform focusing on local community-centered services in China, Quhuo International has launched its unique "full-managed model" used car export trading platform, Carnuxt, aiming to redefine "international trade in used cars".

In recent years, the international trade of the global used car market has witnessed unprecedented growth. According to a research report by The Brainy Insights, the global used car market reached $1.67 trillion in 2023, with a projected compound annual growth rate (CAGR) of 6.2% from 2024 to 2033. By 2033, it is expected to soar to $3.05 trillion.

In China, after overtaking Japan to lead the world in automobile exports, the Chinese used car export industry has gradually moved towards large-scale operations. Customs data shows that in 2022, China exported 69,000 used cars. The total number exceeded 160,000 in 2023, more than doubling the previous year. The market expects that by 2025, the volume of China's used car exports could reach 400,000 units.

In this market context, Quhuo, a NASDAQ-listed company, has, after five years of cultivating its mobility services segment, added used car export business, establishing its first overseas division, Quhuo International. Targeting national used and new energy electric car manufacturers and global dealers, Quhuo International focuses on the repair and inspection of used cars and new energy electric cars, providing value-added refurbishment and cross-border B2B trade services. Within just half a year after its establishment, Quhuo International has already completed the refurbishment and export of thousands of used cars, generating hundreds of millions of RMB in revenue.

In the current era of rapid internet development, the method of international trade in used cars is diversifying. Sales services for used vehicles through content e-commerce, product recommendation platforms, and other channels lack guarantees for vehicle exports, quality inspection, and after-sales service, causing economic losses for many customers.

Addressing the current pain points in the used car export industry, Quhuo International, with its precise insights into the used car export market and deep understanding of the used car export ecosystem, has built the "full-managed" used car export trading platform, Carnuxt. On one hand, by integrating quality certification, warranty services, and insurance claims, Carnuxt addresses overseas buyers' concerns about used car quality and after-sales service. On the other hand, by using blockchain technology to confirm rights and update statuses at every stage of vehicle circulation, Carnuxt provides a real-time, transparent, secure, and trustworthy trading platform for both buyers and sellers. The design philosophy and future prospects of Carnuxt aim to create a win-win market environment for manufacturers, dealers, and consumers, offering one-stop solutions to problems related to used car product quality, sales channels, and after-sales service.

Meanwhile, Quhuo International plans to transform 58 closely cooperating dealers worldwide into regional operation service providers. By issuing Carnuxt certificates, every exported used car will have traceable quality assurance and at least six months of warranty repair service. Currently, the company has established used car export bases in Chengdu and Guangzhou, integrating repair, inspection and certification, customs declaration and export, and warehousing logistics. The goal is that every Carnuxt-certified used vehicle sold around the world can enjoy continuous after-sales service through the global network of operation service providers.

Mr. Bo Liang, General Manager of Quhuo International, stated: "In the future, the company will use the advantages and quality services of the Carnuxt trading platform to solidify its position and move to the forefront of the industry in the traditional and complex field of international used car trade. We aim to create a larger market space for China's used and new energy electric cars going overseas, promoting the development of international automobile trade, bringing explosive development opportunities to the new energy automobile industry overseas, and taking on a positive corporate social responsibility in global energy conservation and emission reduction."

About Quhuo Limited

Quhuo Limited (NASDAQ: QH) ("Quhuo" or the "Company") is a leading gig economy platform focusing on local life services in China. Leveraging Quhuo+, its proprietary technology infrastructure, Quhuo is dedicated to empowering and linking workers and local life service providers and providing end-to-end operation solutions for the life service market. The Company currently provides multiple industry-tailored operational solutions, primarily including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services, meeting the living needs of hundreds of millions of families in the communities.

With the vision of promoting employment, stabilizing income and empowering entrepreneurship, Quhuo explores multiple scenarios to promote employment of workers, provides, among others, safety and security and vocational training to protect workers, and helps workers plan their career development paths to realize their self-worth.

Safe Harbor Statements

This press release contains ’‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain in its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationships with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares in relation to competitors in existing markets and its success in expansion into new markets, as well as the development of the COVID-19 pandemic and its impact on Quhuo’s business and industry. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on July 10, 2020 and the Company’s latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

SOURCE Quhuo Limited

For further information: Quhuo Limited, E-mail: pr@meishisong.cn